ARIZONA STAR RESOURCE CORP.

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) is prepared as at September 27, 2005 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the three months ended July 31, 2005, as well as the annual audited consolidated financial statements and the notes thereto of the Company, and the Management Discussion and Analysis of April 30, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

RESULTS OF OPERATIONS

Three Months Ended July 31, 2005 and 2004

The Company reported a loss of $74,077 per share ($0.002) for the three months ended July 31, 2005 compared to $1,247,925 ($0.031 per share) in the equivalent period one year earlier.

Office and administrative expenses of $110,790 (2004 - $65,995), primarily resulted from the costs associated with the transition of the management and administration from Bema.

Shareholder meetings and communication costs incurred for the three months ended July 31, 2005 totaled $10,468, as compared to $7,456 in the same period one year earlier.

Interest income of $28,348 (2004 - $13,491) earned during the three months ended July 31, 2005 has increased over the prior year as a result of larger cash balances.

For the three months ended July 31, 2005, the Company has incurred a foreign exchange gain of $74,484 (2004 - $138,758), attributable to the valuation of the future income tax liabilities.

Summary of Unaudited Quarterly Results:

	31 Jul 05	30 Apr 05	31 Jan 05	31 Oct 04

Total revenues	$ -	$ -	$ -	$ -
Loss	$ 74,077	$ 1,986,666	$ 895,195	$ 172,544
Loss per share – basic and diluted	$ 0.002	$ 0.047	$ 0.022	$ 0.004

	31 Jul 04	30 Apr 04	31 Jan 04	31 Oct 03

Total revenues	$ -	$ -	$ -	$ -
Restated loss (income)	$ 1,247,925	$ (137,960)	$ 92,052	$ 47,478
Restated loss (income) per share- basic and diluted	$ 0.031	$ (0.003)	$ 0.002	$ 0.001

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 2005, the Company had $6.5 million in cash and cash equivalents (April 30, 2005 - $7.0 million) and working capital of $5.5 million (April 30, 2005 - $5.7 million).

Operating activities

Operating activities, after non-cash working capital changes, required funding of $546,000 for the three months ended July 31, 2005.

For the three months ended July 31, 2004, operating activities, after non-cash working capital changes, required funding of $70,000.

Financing activities

There were no financing activities in the three months ended July 31, 2005, and in the same period ended July 31, 2004, $60,000 was received from the exercise of 60,000 stock options.

Investing activities

During the three months ended July 31, 2005, the Company did not have any investing activities compared to $27,000 in the same three month period ending July 31, 2004.

PRIOR PERIOD RESTATEMENT

During the year ended April 30, 2005, it was determined that a future income tax liability should be recorded related to the sale of Compania Minera Aldebaran (CMA), in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs.

A retroactive adjustment establishing a future income tax liability of $4,136,000 with charges to the deficit account of $2,986,000 and resource property costs of $1,647,000, offset by a foreign exchange gain, was made during the period.

CERRO CASALE DEVELOPMENTS

On October 26, 1997, the Company and Bema Gold Corporation (Bema) entered into an agreement with Placer Dome Inc. (“Placer Dome”) allowing Placer Dome to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale deposit (one of the world’s largest undeveloped gold and copper projects), and an adjacent property in northern Chile. The Aldebaran property is currently owned by Compania Minera Casale (“CMC”), which in turn is owned 25% by Arizona Star, 51% by Placer, and 24% by Bema. If the project is financeable under the terms of the January 1998 Shareholders’ Agreement as restated June 5, 2003 and subsequently amended, then Placer Dome would have the following obligations to complete in order to retain its 51% interest:

•

arrange up to US$1.3 billion of financing for mine construction, including US$200 million of equity in the project on behalf of all the partners (any capital requirements in excess of US$1.3 billion are to be funded pro rata by the partners);

•

arrange senior project financing for at least 50% of the capital cost and provide a pre-completion guarantee of up to US$1.1 billion in respect of the project for an annual fee of 0.5 per cent of the amount of the senior project financing outstanding;

•

arrange or provide subordinated debt to the extent that the senior project financing is less than US$1.1 billion; and

•

commence construction of the mine.

On September 28, 2004 and November 2, 2004, Arizona Star, Placer Dome and Bema agreed to certain amendments to the Shareholders’ Agreement, governing the Cerro Casale project. These amendments provide for, among other things, the following: i) elimination of Placer Dome’s management fee; ii) clarification of the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities; and, iii) Placer Dome’s agreement to provide credit support, through the period of the pre-completion guarantee, for hedging arrangements required to be entered into by CMC in connection with the senior project financing to the extent it would be commercially reasonable for Placer to provide such support. Placer Dome received an increase in its net smelter royalty from production of the Cerro Casale project to 3% in consideration for agreeing to these amendments.

Following the September 28, 2004 amendments noted above, Placer Dome issued a certificate (Certificate “B”) under the Shareholders’ Agreement indicating it had commenced or was continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. Under the terms of the amended Shareholders’ Agreement, Placer Dome must, for a period of 15 months (ending December 28, 2005) use its reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement.

If Placer Dome, acting reasonably and in good faith, determines that the project is not financeable under the terms of the Shareholders’ Agreement, the project would revert to non-financeable status. In such case, Placer Dome can issue a Certificate “A” and its interest in the project would remain intact, with the obligation under the Shareholders’ Agreement to arrange financing as described in the paragraph immediately above suspended. Alternatively, it could issue a Certificate “D” and under the terms of the Shareholders’ Agreement, its 51% interest would be transferred to the Company and Bema. In the event of such a transfer, Arizona Star would own 51% and Bema 49% of the Cerro Casale project, and Arizona Star would control the Board of Directors of CMC.

On December 23, 1994, Arizona Star and Bema entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provide, among other things, that if Placer Dome no longer, directly or indirectly, owns shares in CMC, its interest in the Aldebaran property is transferred back to the Company and Bema as described above, and if the majority of members of the Board of Directors of Arizona Star does not consist of persons nominated by Bema, that the Company will transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest shall be equal to the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

SUBSEQUENT EVENT

The Company announced September 27, 2005 that it has been notified by Placer Dome Inc. that it has concluded that the Cerro Casale project is not financially viable at this time and is not financeable under the terms of the Compania Minera Casale Shareholders’ Agreement.

The Company disagrees with Placer Dome’s conclusion and supports Bema Gold’s view that Cerro Casale is financeable in today’s metal market environment under the terms of the Shareholders’ Agreement, which states that if the project is financeable, Placer Dome must arrange project financing or return its interest to Arizona Star and Bema Gold.

The Company has decided to take the necessary steps, in cooperation with Bema Gold, to have Placer Dome’s interest in Cerro Casale returned to Arizona Star and Bema Gold as contemplated in the Shareholders’ Agreement. The Company believes that it is now in the best interests of its shareholders to replace Placer Dome with a new senior partner for the project. In the view of the Company, the Cerro Casale project remains one of the best undeveloped gold-copper projects in the world today.

RELATED PARTY TRANSACTIONS

The Company had the following transactions and balances with Bema, a company related by way of directors in common during the comparative period, and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

For the three months ended July 31:	2005	2004
Office and administration	$ 4,370	$ 8,516
Accounting	$ 5,030	$ 14,221
Rent and utilities	$ 2,400	$ 7,200
Management fees	$ 2,500	$ 7,500
Shareholder information	$ -	$ 4,542
Bema Chile office costs capitalized to property	$ -	$ 27,231
Accounts payable	$ 14,443	$ 6,694

Until June 1, 2005, Bema provided management, administrative and technical services to the Company.

RISK AND UNCERTAINTIES

Exploration and mining risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metal prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, and are affected by factors beyond the Company’s control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed such disclosure controls and procedures that it believes are necessary to provide reasonable assurance that material information relating to the Company will be available to senior management in the preparation of its annual filings. In addition, senior management has determined that such controls and procedures are working effectively.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of September 27, 2005, the number of issued common shares was 41,600,937 (41,975,937 on a fully diluted basis).

As at September 27, 2005, the Company had outstanding directors’ and employees’ stock options for a total of 375,000 shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

CAUTION ON FORWARD-LOOKING INFORMATION

This management’s discussion and analysis includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.